UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 3)

(RULE 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

THE ORCHARD ENTERPRISES, INC.
(Name of the Issuer)

The Orchard Enterprises, Inc. Dimensional Associates, LLC Orchard Merger Sub, Inc. JDS Capital, L.P. JDS Capital Management, LLC Joseph D. Samberg Daniel C. Stein
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

25388X 20 5
(CUSIP Number of Class of Securities)

Alexis Shapiro, Esq. Senior Vice President, General Counsel and Secretary The Orchard Enterprises, Inc. 23 East 4th Street, Third Floor New York, NY 10003 Tel: 212.201.9280 Fax: 212.201.9203	Joseph D. Samberg Director Dimensional Associates, LLC 1091 Boston Post Road Rye, NY 10580 Tel: 914.921.3030 Fax: 914.921.4305
(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copies to:

John P. Schmitt, Esq. Edward H. Smoot, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, NY 10036 Tel: 212.336.2000 Fax: 212.336.2222	Sey-Hyo Lee, Esq. Chadbourne & Parke LLP 30 Rockefeller Plaza New York, NY 10112 Tel: 212.408.5100 Fax: 212.541.5369	Thomas L. Hanley, Esq. Sonnenschein Nath & Rosenthal LLP 1301 K Street, N.W. Suite 600, East Tower Washington, DC 20005-3364 Tel: 202.408.6400 Fax: 202.408.6399

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if this is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$7,474,070	$532.90

(1)
Calculated solely for purposes of determining the filing fee, the transaction value was determined based on the product of 3,645,888 shares of common stock that may be exchanged for cash in the transaction multiplied by the $2.05 per share cash merger consideration (the “Total Consideration”).

Each outstanding and unexercised stock option and stock appreciation right has an exercise price per share greater than $2.05 and, consequently, holders thereof will not receive any cash merger consideration at the effective time of the merger. Nonetheless, pre-merger option and stock appreciation rights holders will receive a contingent right to their portion, if any, of any additional consideration in the event of a resale transaction, as described more fully herein. Because the amount of such additional consideration, if any, is not determinable at this time, it has not been included in the calculation of the maximum aggregate value of the transaction.

The number of shares of common stock includes 5,963 shares of common stock that are issuable upon conversion of 1,789 shares of the Company’s Series A convertible preferred stock held by non-affiliates of Dimensional Associates, LLC.

(2)	In accordance with Exchange Act Rule 0-11(c), the filing fee was determined by multiplying 0.00007130 by the Total Consideration.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $532.90
Form or Registration No.:  Schedule 14A – Preliminary Proxy Statement
Filing Party:  The Orchard Enterprises, Inc.
Date Filed: April 27, 2010

INTRODUCTION

This Amendment No. 3 to Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Amendment”), is being filed with the Securities and Exchange Commission (“SEC”) by (a) The Orchard Enterprises, Inc., a Delaware corporation (the “Company”), the issuer of the common stock that is subject to the Rule 13e-3 transaction, (b) Dimensional Associates, LLC, a New York limited liability company (“Dimensional Associates”), (c) Orchard Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Dimensional Associates (“Merger Sub”), (d) JDS Capital, L.P., a Delaware limited partnership (“JDS Capital”), (e) JDS Capital Management, LLC, a Delaware limited liability company (“JDS Capital Management”), (f) Joseph D. Samberg, an individual, and a director and member of Dimensional Associates and managing member of JDS Capital Management, and (g) Daniel C. Stein, an individual, and an executive and director of Dimensional Associates and a member of the Company’s Board of Directors (collectively, the “Filing Persons”).  JDS Capital, JDS Capital Management, Mr. Samberg and Mr. Stein are referred to herein collectively as the “Dimensional Affiliates”.

The Transaction Statement on Schedule 13E-3 filed on April 27, 2010, as amended on June 7, 2010 and June 18, 2010 (the “Transaction Statement”), as further amended by this Amendment, relates to the Agreement and Plan of Merger, dated as of March 15, 2010, as amended (the “Merger Agreement”), by and among the Company, Merger Sub and Dimensional Associates. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”).  If the Merger is completed, the Company’s common stockholders, other than Dimensional Associates and its affiliates and stockholders that properly exercise and perfect their appraisal rights under Delaware law, will have the right to receive, for each share of the Company’s common stock they hold at the time of the Merger, $2.05 in cash and a contingent right to receive additional consideration, under certain circumstances if Dimensional Associates or the Company or any of their affiliates enters into a commitment to sell at least 80% of the Company’s voting securities or assets within six months of the consummation of the Merger.

On June 18, 2010, the Company filed with the SEC a definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the annual meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to approve the Merger and approve and adopt the Merger Agreement and the transactions contemplated thereby.   The approval of the Merger will require the affirmative vote of: (i) the holders of a majority of all of the Company’s outstanding shares of voting stock as of the record date for the annual meeting, and (ii) the holders of a majority of all of the Company’s outstanding shares of voting stock as of the record date for the annual meeting, other than shares of voting stock held by Dimensional Associates and its affiliates.

Only those items amended are reported in this Amendment.  Except as specifically provided herein, the information contained in the Transaction Statement remains unchanged and this Amendment does not modify any of the information previously reported on the Transaction Statement.  Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Proxy Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Amendment concerning any of the Filing Persons has been provided by such Filing Person and such Filing Person takes responsibility for the accuracy of such information.

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Item 5. Past Contacts, Transactions, Negotiations and Agreements

(b) – (c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET — The Parties to the Merger”

•	“SUMMARY TERM SHEET — The Merger and Its Effects”

•	“SUMMARY TERM SHEET — Merger Consideration”

•	“SUMMARY TERM SHEET — Interests of Certain Persons in the Merger”

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ANNUAL MEETING OF STOCKHOLDERS”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Fairness of the Merger, Recommendation of the Special Committee and the Board of Directors”

•	“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•	“THE MERGER AGREEMENT”

•	“HISTORICAL RELATIONSHIP BETWEEN DIMENSIONAL ASSOCIATES AND THE ORCHARD”

•	“TRANSACTIONS WITH RELATED PERSONS”

•	“APPENDIX A — AGREEMENT AND PLAN OF MERGER”

•	“APPENDIX A-1 — AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER”

•	“APPENDIX A-2 — AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER”

•	“Supplement to Proxy Statement dated July 12, 2010”

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Item 7. Purposes, Alternatives, Reasons and Effects

(a) – (c) Purposes; Alternatives; Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ANNUAL MEETING OF STOCKHOLDERS”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Fairness of the Merger, Recommendation of the Special Committee and the Board of Directors”

•	“SPECIAL FACTORS — Purpose and Reasons for the Merger for Dimensional Associates, Merger Sub and Certain of Their Affiliates”

•	“SPECIAL FACTORS — Position of Dimensional Associates, Merger Sub and Certain of Their Affiliates as to the Fairness of the Merger”

•	“Supplement to Proxy Statement dated July 12, 2010”

Item 8. Fairness of the Transaction

(f) Other Offers.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Fairness of the Merger, Recommendation of the Special Committee and the Board of Directors”

•	“Supplement to Proxy Statement dated July 12, 2010”

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Item 15. Additional Information

(b) Other Material Information. The information set forth in the Proxy Statement, including all appendices thereto, and the information set forth in the Supplement to Proxy Statement dated July 12, 2010 are incorporated in their entirety herein by this reference.

Item 16. Exhibits

Exhibit Number	Description
(a)(i)	Letter to Stockholders of The Orchard Enterprises, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on June 18, 2010).

(a)(ii)	Notice of Annual Meeting of Stockholders of The Orchard Enterprises, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on June 18, 2010).

(a)(iii)	Definitive Proxy Statement of The Orchard Enterprises, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on June 18, 2010).

(a)(iv)	Form of Proxy Card (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on June 18, 2010).

(a)(v)	Supplement to Proxy Statement dated July 12, 2010 (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on July 12, 2010).

(c)(i)	Opinion of Fesnak and Associates, LLP, dated March 15, 2010 (incorporated herein by reference to Appendix C to the Schedule 14A filed with the SEC by the Company on June 18, 2010 ).

(c)(ii)	The Orchard Enterprises, Inc. Fairness Opinion Addendum, dated March 15, 2010.*

(c)(iii)	November 12, 2009 Draft Presentation to the Special Committee of the Board of Directors of The Orchard Enterprises, Inc.**

(c)(iv)	November 24, 2009 Draft Presentation to the Special Committee of the Board of Directors of The Orchard Enterprises, Inc.**

(c)(v)	December 23, 2009 Draft Presentation to the Special Committee of the Board of Directors of The Orchard Enterprises, Inc.**

(c)(vi)	Draft Opinion of Fesnak and Associates, LLP, dated March 15, 2010.**

(c)(vii)	The Orchard Enterprises, Inc. Draft Fairness Opinion Addendum, dated March 15, 2010.**

(d)(i)
Agreement and Plan of Merger, dated as of March 15, 2010, as amended March 16, 2010 and April 14, 2010, among The Orchard Enterprises, Inc., Dimensional Associates, LLC and Orchard Merger Sub, Inc. (incorporated herein by reference to Appendices A, A-1 and A-2 to the Schedule 14A filed with the SEC by the Company on June 18, 2010 ).

(f)(i)	Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Appendix D to the Schedule 14A filed with the SEC by the Company on June 18, 2010).

* Previously filed on April 27, 2010.
** Previously filed on June 7, 2010.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2010

THE ORCHARD ENTERPRISES, INC.

By:	/s/ Nathan Fong
	Name:	Nathan Fong
	Title:	Executive Vice President and Chief Financial Officer

Dated: July 12, 2010

DIMENSIONAL ASSOCIATES, LLC

By:	JDS Capital, L.P., its Manager

By:	JDS Capital Management, LLC, its General Partner

By:	/s/ Joseph D. Samberg
	Name:	Joseph D. Samberg
	Title:	Managing Member

Dated: July 12, 2010

ORCHARD MERGER SUB, INC.

By:	/s/ Daniel C. Stein
	Name:	Daniel C. Stein
	Title:	President

Dated: July 12, 2010

JDS CAPITAL, L.P.

By:	JDS Capital Management, LLC, its General Partner

By:	/s/ Joseph D. Samberg
	Name:	Joseph D. Samberg
	Title:	Managing Member

Dated: July 12, 2010

JDS CAPITAL MANAGEMENT, LLC

By:	/s/ Joseph D. Samberg
	Name:	Joseph D. Samberg
	Title:	Managing Member

Dated: July 12, 2010

JOSEPH D. SAMBERG

By:	/s/ Joseph D. Samberg

Dated: July 12, 2010

DANIEL C. STEIN

By:	/s/ Daniel C. Stein